UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549-1004





                         FORM U-9C-3


             QUARTERLY REPORT PURSUANT TO RULE 58


         For the quarterly period ended September 30, 1997





                     Northeast Utilities
             ------------------------------------
             (Name of registered holding company)





               Selden Street, Berlin, CT. 06037
           ----------------------------------------
           (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John J. Roman, Vice President and Controller
Telephone number: 860-665-5000







                           GENERAL INSTRUCTIONS

A. Use of Form

         1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

         2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule
         24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

         3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

         4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B. Statements of Monetary Amounts and Deficits

         1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

         2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C. Formal Requirements

         This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation
         S-T(17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D. Definitions

         As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.




ITEM 1 - ORGANIZATION CHART

---------------------------------------------------------------------------
Instructions
------------
1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation"(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the regitered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.
---------------------------------------------------------------------------


Name of Reporting Company - Select Energy, Inc.
                            100% owned by Northeast Utilities

Energy or gas-related company - Energy-related company

Date of organization -  September 26, 1996

State of Organization - Connecticut

Percentage of Voting Securities Held - 100% by Northeast Utilities

Nature of Business - Invest in energy-related activities

Activities during the reporting period -
Marketing of energy in the New Hampshire retail competition pilot program. Marketing activities related to request for proposals for energy service. Marketing activities in Phase 1 of Rhode Island open access.
Marketing of energy appliance services.




ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
------------------------------------------------------------------------

Company Issuing Security - None

Type of Security Issued - None

Principal Amount of Security - None

Issue or Renewal - None

Cost of Capital - None

Person to Whom Security was Issued - None

Collateral Given With Security - None

Consideration Received for Each Security - None

Company Contributing Capital - Northeast Utilities

Company Receiving Capital - Select Energy, Inc.

Amount of Capital Contribution - $4,050,000




ITEM 3 - ASSOCIATE TRANSACTIONS

-----------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting
companies, respectively.
-----------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.



Reporting               Associate
Company                 Company      Types of
Rendering               Receiving    Services               Total Amount
Services                Services     Rendered                  Billed
----------------------- ------------ --------------         -------------
                                                             (Thousands
                                                             of Dollars)
NONE


Part II - Transactions performed by associate companies on behalf of reporting companies.


                                                            Total Amount
                                                               Billed*
Associate               Reporting
Company                 Company      Types of               Three months
Rendering               Receiving    Services                   ended
Services                Services     Rendered               Sept 30, 1997
----------------------- ------------ --------------         -------------
                                                             (Thousands
                                                             of Dollars)

Northeast Utilities     Select       Marketing services          ($1,232)
 Service Company        Energy, Inc. New product development        (240)
                                     Power sales agreement           305
                                     Customer billing
                                      system development          (1,555)
                                     Legal services                   16
                                     Miscellaneous                    19
                                                            -------------
                                             Total               ($2,687)
                                                            =============

Public Service Company  Select       Customer billing
 of New Hampshire       Energy, Inc.  system development              $3
                                     Marketing services               19
                                                            -------------
                                             Total                   $22
                                                            =============


* 'Total Amount Billed' is direct costs only.




ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                (Thousand of Dollars)

Total consolidated capitalization as of 9/30/97 $6,196,880          line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                        929,532          line 2

Greater of $50 million or line 2                            929,532 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                               2,705
                                                -----------
   Total current aggregate investment                         2,705 line 4
                                                           ---------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                          $926,827 line 5
                                                           =========


Investments in gas-related companies:
------------------------------------
                             NONE

Total current aggregate investment:
 (categorized by major line of
  gas-related business):
                                                     -
                                                -----------
   Total current aggregate investment                            $0
                                                           =========





ITEM 5 - OTHER INVESTMENTS

------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
------------------------------------------------------------------

Major Line    Other         Other
of Energy-    Investment    Investment
Related       in Last       in This       Reason for Difference
Business      U-9C-3 Report U-9C-3 Report in Other Investment
------------- ------------- ------------- ------------------------


NONE





ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-----------------------------------------------------------------------------
Instructions
------------
A. Financial Statements

1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.
-----------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of September 30, 1997
     Income Statement - Three months and nine months ended September 30, 1997

   Northeast Utilities (PARENT):
     Balance Sheet - As of September 30, 1997
     Income Statement - Three months and nine months ended September 30, 1997



B. Exhibits

Exhibit No. Description
----------- -----------
6.B.1.1 *   Northeast Utilities Service Company (NUSCO) Service Contract
            dated as of October 7, 1996 between NUSCO and NUSCO Energy
            Partners, Inc.

6.B.1.2 **  Bulk Power Supply Service Agreement dated as of May 27, 1996, between Public Service Company of New Hampshire (PSNH) and PSNH Energy.

6.B.1.3 *** Retail Competition Pilot Program Service Agreement dated as of June 12, 1996 between PSNH and PSNH Energy.

The copies of the above contracts were filed along with Form U-9C-3 for the quarter ended June 30, 1997.
-------------------
* NUSCO Energy Partners. changed its name to Select Energy, Inc.

** Select Energy, Inc. subsequently acquired PSHN Energy's interest in these contracts.

*** PSNH energy was a trade name of NUSCO Energy Partners, Inc. and is a trade name of Select Energy, Inc.


6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

            Mr. Robert J. Murphy
            Executive Secretary
            Department of Public Utility Control
            10 Franklin Square
            New Britain, CT  06051

            Ms. Mary L. Cottrell, Secretary
            Department of Public Utilities
            100 Cambridge Street
            Boston, MA  02202

            Mr. Thomas B. Getz
            Executive Director and Secretary
            State of New Hampshire
            Public Utilities Commission
            8 Old Suncook Road, Building One
            Concord, NH  03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)




                                                  September 30,
                                                      1997
                                                  -------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Receivables, net                               $         114
  Accounts receivable from affiliated companies          4,102
  Taxes receivable                                         732
  Other                                                     14
                                                  -------------
                                                         4,962
                                                  -------------

       Total Assets                              $       4,962
                                                 ==============


CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $1 par value. Authorized
   and outstanding 100 shares                    $        -
  Capital surplus, paid in                               4,051
  Retained earnings                                     (1,346)
                                                 --------------
    Total capitalization                                 2,705
                                                 --------------

Current Liabilities:
  Accounts payable                                       2,257
                                                 --------------
                                                         2,257
                                                 --------------


    Total Capitalization and Liabilities         $       4,962
                                                 ==============






Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.






SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)




                                    Three Months      Nine Months
                                        Ended            Ended
                                    September 30,    September 30,
                                        1997             1997
                                   --------------   --------------
                                        (Thousands of Dollars)

Operating Revenues                 $         346    $       1,093
                                   --------------   --------------
Operating Expenses:
  Operation
      Purchased power - energy               256              754
      Other                               (2,900)           1,548
  Maintenance                                  2                6
  Federal and state income taxes           1,110             (261)
  Taxes other than income taxes                5                9
                                   --------------   --------------
       Total operating expenses           (1,527)           2,056
                                   --------------   --------------
Operating Income (Loss)                    1,873             (963)


Other Deductions                             (58)              30
                                   --------------   --------------
Net Income (Loss)                  $       1,815    $        (933)
                                   ==============   ==============




Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.






NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                          September 30,
                                                              1997
                                                         --------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity........ $   2,323,774
  Investments in transmission companies, at equity......        21,191
  Other, at cost........................................           407
                                                         --------------
                                                             2,345,372
                                                         --------------


Current Assets:
  Cash..................................................            10
  Notes receivable from affiliated companies............        29,900
  Notes and accounts receivable.........................           699
  Accounts receivable from affiliated companies.........           641
  Prepayments...........................................           400
                                                         --------------
                                                                31,650
                                                         --------------



Deferred Charges:
  Accumulated deferred income taxes.....................         2,173
  Unamortized debt expense..............................           267
  Other.................................................            47
                                                         --------------
                                                                 2,487
                                                         --------------



      Total Assets...................................... $   2,379,509
                                                         ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                         September 30,
                                                             1997
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value--Authorized
   225,000,000 shares; 136,800,549 shares issued and
   129,995,771 shares outstanding...................... $     684,003
  Capital surplus, paid in.............................       933,080
  Deferred benefit plan--employee stock
   ownership plan......................................      (157,506)
  Retained earnings....................................       701,707
                                                        --------------
    Total common shareholders' equity..................     2,161,284
  Long-term debt.......................................       188,000
                                                        --------------

         Total capitalization..........................     2,349,284
                                                        --------------

Current Liabilities:
  Accounts payable.....................................         1,939
  Accounts payable to affiliated companies.............           516
  Long term debt--current portion......................        16,000
  Accrued interest.....................................         4,840
  Accrued taxes........................................         6,356
  Other................................................           130
                                                        --------------
                                                               29,781
                                                        --------------

Other Deferred Credits.................................           444
                                                        --------------

      Total Capitalization and Liabilities............. $   2,379,509
                                                        ==============





Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
    (Unaudited)

                                                       Three Months       Nine Months
                                                          Ended             Ended
                                                       September 30,     September 30,
                                                           1997              1997
                                                      --------------    --------------
                                                       (Thousands        (Thousands
                                                       of Dollars)       of Dollars)

Operating Revenues..................................  $           0     $           0
                                                      --------------    --------------

Operating Expenses:
  Operation expense.................................          2,412             7,280
  Federal and state income taxes....................         (2,285)           (8,682)
  Taxes other than income taxes.....................             13                52
                                                      --------------    --------------
       Total operating expenses.....................            140            (1,350)
                                                      --------------    --------------

Operating (Loss) Income.............................           (140)            1,350
                                                      --------------    --------------

Other Income (Loss):
  Equity in earnings of subsidiaries................        (48,337)          (89,503)
  Equity in earnings of transmission companies......            776             2,280
  Other, net........................................            451             1,769
                                                      --------------    --------------
       Other loss, net..............................        (47,110)          (85,454)
                                                      --------------    --------------

       Loss before interest charges.................        (47,250)          (84,104)
                                                      --------------    --------------

Interest Charges:
  Interest on long-term debt........................          4,387            13,286
  Other interest....................................            108             1,289
                                                      --------------    --------------
        Interest charges............................          4,495            14,575
                                                      --------------    --------------

Net Loss for Common Shares..........................  $     (51,745)    $     (98,679)
                                                      ==============    ==============

Loss per Common Share...............................  $       (0.40)    $       (0.76)
                                                      ==============    ==============

Common Shares Outstanding (average)                     129,913,835       129,381,841
                                                      ==============    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.





                              NORTHEAST UTILITIES
                              SELECT ENERGY, INC.


                         NOTES TO FINANCIAL STATEMENTS


1.   Northeast Utilities

     Northeast Utilities (NU) is the parent company of the Northeast Utilities system (the system). The system furnishes franchised retail electric service in Connecticut, New Hampshire, and western Massachusetts through four wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), and Holyoke Water Power Company. A fifth wholly owned subsidiary, North Atlantic Energy Corporation (NAEC), sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant to PSNH. In addition to its franchised retail electric service, the system furnishes firm and other wholesale electric services to various municipalities and other utilities and, on a pilot basis pursuant to state regulatory experiments, provides off-system retail electric service. The system serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues.

     Several wholly-owned subsidiaries of NU provide support services for the system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the system companies. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear generating facility.
     Northeast Nuclear Energy Company acts as agent for the system companies and other New England utilities in operating the Millstone nuclear generating facilities. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the system companies.

     NU has four other subsidiaries, Charter Oak Energy, Inc. (COE), HEC, Inc.
     (HEC), Mode 1 Communications, Inc, (Mode 1), and Select Energy, Inc. (Select Energy), which engage in a variety of activities.

     Directly and through subsidiaries, COE develops and invests in cogeneration, small-power production and other forms of nonutility generation as permitted under the Public Utility Regulatory Policy Act, and in exempt wholesale generators and foreign utility companies as permitted under the Energy Policy Act of 1992. On March 26, 1997, the NU Board of Trustees directed management to offer COE for sale. COE's reserves and earnings historically have not been material to NU.

     HEC provides energy management services for the system's commercial, industrial and institutional electric customers and others. Mode 1 was formed in 1996 to develop and invest in telecommunications activities.

     In addition, NU has a 22.06 percent equity ownership interest, totaling $21.2 million at September 30, 1997, in two companies that transmit electricity imported from the Hydro-Quebec system in Canada. The two companies own and operate transmission and terminal facilities, which have the capability of importing up to 2,000 MW from the Hydro-Quebec system.

2.   Select Energy, Inc.

     NU organized NUSCO Energy Partners, Inc. (NEP), in 1996. NEP acquired PSNH's interest in the New Hampshire retail electric competition pilot program in late 1996. During 1997, NEP changed its name to Select Energy. Select Energy is a vehicle for participation in other retail pilot competition programs and open-access retail electric markets in the Northeast and other areas of the country as appropriate. In addition, Select Energy is in the process of developing energy-related products and services in order to enhance its core electric service and customer relationships. Select Energy has taken steps to establish strategic alliances with other companies in various energy-related fields including fuel supply and management, power quality, energy efficiency, and load management services.

3.   Public Utility Regulation

     NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935, and it and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting, and other matters by the FERC and/or applicable state regulatory commissions.









                QUARTERLY REPORT OF SELECT ENERGY, INC.

                            SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.








                  NORTHEAST UTILITIES
                  -----------------------------
                  (Registered Holding Company)




              By: /s/ John J. Roman
                  -----------------------------
                  (Signature of Signing Officer)




                  John J. Roman
                  -----------------------------

                  Vice President and Controller
                  -----------------------------

                  Date: November 21, 1997
                  -----------------------------